Exhibit 1

RESOLUTION OF THE TRUST SUPERVISION COMMITTEE
AND THE REGULAR TRUSTEE OF
THE FREEDOM FINANCIAL GROUP I STATUTORY TRUST

    The undersigned, being all of the members of the Trust Supervision Committee and the Regular Trustee of The Freedom Financial Group I Statutory Trust (the "Trust"), hereby adopt the following resolutions:

    WHEREAS, the Trust is the holder of all of the issued and outstanding shares of preferred stock of Freedom Financial Group, Inc. (the "Company"), which shares are convertible into an equal number of shares of common stock pursuant to Section 4.4(D)(i) of the First Amended and Restated Certificate of Incorporation of the Company.

    WHEREAS, the shares of preferred stock are held in trust for the benefit of the Trust's Beneficial Owners, who hold, in the aggregate, 8,994,357 Trust Shares.

    WHEREAS, in early 2006, with the goal of enabling the Company to raise much needed equity financing, the Board of Directors of the Company requested that the Trust Supervision Committee consider taking steps to convert the preferred stock held by the Trust into common stock. The Trust Supervision Committee considered the issue and agreed that conversion of the preferred stock would be in the best interests of the Trust's Beneficial Owners. On January 25, 2006 the Trust Supervision Committee filed a Motion to Reopen Case with the United States Bankruptcy Court for the District of Arizona. Concurrently therewith, the Trust Supervision Committee filed a Motion for Declaratory Relief seeking the Court's Declaratory Judgment resolving any ambiguity which may exist under the court approved Plan of Reorganization regarding conversion of the Company's preferred stock. On March 27, 2006, the Bankruptcy Court issued an Order stating that a majority vote of the Trust's Beneficial Owners would be required to convert the preferred stock held by the Trust into common stock.

    WHEREAS, on June 23, 2006, at the Annual Meeting of the Company's Stockholders, the Trust's Beneficial Owners were given the opportunity to vote on the issue of conversion. The measure passed with 5,274,399 Trust Shares being voted in favor of conversion. This represented 58% of all of the outstanding Trust Shares, and 75% of the Trust Shares for which votes were cast. Neither the Company's management nor the Trust participated in the vote.

    WHEREAS, in light of the results of the above-referenced vote, the Regular Trustee, with the consent of the Trust Supervision Committee, desires to exercise the right of the Trust, as the holder of all of the Company's 8,994,357 outstanding shares of preferred stock, to convert all of said shares of preferred stock into an equal number of shares of common stock, and to distribute the newly converted shares of common stock to the Trust's Beneficial Owners in proportion with their ownership of Trust Shares.

    NOW, THEREFORE, BE IT RESOLVED, that the Regular Trustee is hereby authorized and directed to deliver these Resolutions to the Secretary of the Company, thereby directing the Company to convert the Trust's 8,994,357 shares of preferred stock into 8,994,357 of common stock, and distribute said shares of newly converted common stock directly to the Trust's Beneficial Owners in proportion with the number of Trust's Shares held by them.

    FURTHER RESOLVED, that upon the distribution of the newly converted shares of common stock to the Trust's Beneficial Owners, all outstanding Trust Certificates shall be deemed null and void, and the Trust Shares represented thereby shall be cancelled. Further, the Trust shall be dissolved in accordance with Section 8.1(a) of the Amended and Restated Trust Agreement of Freedom Financial Group I Statutory Trust, which states that the Trust shall be dissolved upon the distribution of all of the Trust's assets.

    FURTHER RESOLVED, that the regular Trustee is hereby authorized and directed to take such measures as are necessary to formally dissolve and terminate the Trust upon the completion of the above-referenced distribution of common stock to the Trust's Beneficial Owners.

    FURTHER RESOLVED, that this document may be delivered directly to the Secretary of the Company in lieu of any separate written authorization from either the regular Trustee or the Trust Supervision Committee.

(Execute three originals of this document)

TRUST SUPERVISION COMMITTEE

By: /s/ Jerald L. Fenstermaker
__________________________________
Jerald L. Fenstermaker

Date: June 29, 2006

By: /s/Vernon S. Schweigert
__________________________________
Vernon S. Schweigert

Date: July 6, 2006

By: Robert T. Chancellor
__________________________________
Robert T. Chancellor

Date: July 1, 2006

REGULAR TRUSTEE

/s/Vernon S. Schweigert
__________________________________
Vernon S. Schweigert

Date: